

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 23, 2017

David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia
Canada V6V3A4

      Re: Sierra Wireless Inc.
           Form 40-F for Fiscal Year Ended December 31, 2016
           Filed March 10, 2017
           File No. 000-30718

Dear Mr. McLennan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ Terry French for

                                          Larry Spirgel
                                          Assistant Director
                                          AD Office 11 – Telecommunications